

September 30, 2011

<u>Via U.S. Mail</u>
G. J. de Klerk, Chief Executive Officer
Rampart Studios, Inc.
P.O. Box 91983
West Vancouver, British Columbia, Canada V7V 4S4

      Re: **Rampart Studios, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 18, 2011
              Form 10-Q for Quarterly Period Ended June 30, 2011
              Filed July 19, 2011
              File No. 000-53441

Dear Mr. de Klerk:

We issued comments to you on the above captioned filings on August 16, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 17, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments by October 17, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

                   Sincerely,

                   /s/ Tia L. Jenkins

                   Tia L. Jenkins
                   Senior Assistant Chief Accountant
                   Office of Beverages, Apparel and
                   Health Care Services